SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 7)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                    IMP, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)


                                    449693209
                           ---------------------------
                                 (CUSIP Number)


                              The Managing Director
                     c/o HSBC Private Equity (Asia) Limited
                        Level 17, 1 Queen's Road Central
                                    Hong Kong
                                  852-2845-7688
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    June 2002
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /


                         (Continued on following pages)

                              (Page 1 of 23 Pages)

                                  SCHEDULE 13D

----------------------------                       ----------------------------
   CUSIP No. 449693209                                     Page 2 of 23
----------------------------                       ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Teamasia Mauritius
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                      / /
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mauritius
------------------------ ------ -----------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY           1,092,882
EACH REPORTING PERSON
WITH
                         ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                0
                         ------ -----------------------------------------------
                           9
                                SOLE DISPOSITIVE POWER

                                1,092,882
                         ------ -----------------------------------------------
                          10
                                SHARED DISPOSITIVE POWER

                                0
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,092,882
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.2%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

Item 1.  SCHEDULE 13D

----------------------------                       ----------------------------
   CUSIP No. 449693209                                     Page 3 of 23
----------------------------                       ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Teamasia Semiconductors (India) Ltd.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                  (b) / /
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                      / /
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         India
------------------------ ------ -----------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON           1,334,293
WITH
                         ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                1,092,882
                         ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                1,334,293
                         ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,092,882
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,427,175
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

----------------------------                       ----------------------------
   CUSIP No. 449693209                                     Page 4 of 23
----------------------------                       ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Semiconductors Ltd.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
                                                                  (b)  / /
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                      / /
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mauritius
------------------------ ------ -----------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON
WITH                     ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                2,427,175
                         ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                         ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,427,175
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,427,175
-------- ----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
-------- ----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
   CUSIP No. 449693209                                     Page 5 of 23
----------------------------                       ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         The HSBC Private Equity Fund 2 Limited

-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                                 (b)  / /
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                      / /
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
------------------------ ------ -----------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON
WITH                     ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                2,427,175
                         ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                         ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,427,175
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,427,175
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
   CUSIP No. 449693209                                     Page 6 of 23
----------------------------                       ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         The HSBC Private Equity India Fund Limited

-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /X/
                                                                  (b)  / /
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                      / /
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Mauritius
------------------------ ------ -----------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON
WITH                     ------ ----------------------------------------------
                           8    SHARED VOTING POWER

                                2,427,175
                         ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
                         ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,427,175
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,427,175
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.3%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------- ----------------------------------------------------------------------

     Teamasia Mauritius, a Mauritius corporation, Teamasia Semiconductors (India) Ltd., an Indian corporation, Semiconductors Ltd., a Mauritius corporation, The HSBC Private Equity Fund 2 Limited, a Cayman Islands corporation and the HSBC Private Equity India Fund Limited, a Mauritius corporation (collectively, the "Reporting Persons"), hereby amend the Statement on Schedule 13D, dated October 8, 1999, filed with the Securities and Exchange Commission (the "Commission") on February 14, 2000, as amended by Amendment No. 1 filed with the Commission on May 31, 2000, Amendment No. 2 filed with the Commission on June 1, 2000, Amendment No. 3 filed with the Commission on June 6, 2000, Amendment No. 4 filed with the Commission on June 8, 2000, Amendment No. 5 filed with the Commission on June 13, 2000 and Amendment No. 6 filed with the Commission on June 27, 2000 (as amended, the "Statement"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of IMP, Inc. ("IMP").

Item 2.  Identity and Background.

     Item 2 is hereby amended and restated in its entirety to read as follows:

     The persons listed in numbers 1 through 5 below are the persons filing this joint statement.

1. (a) Teamasia Mauritius is a company organized under the laws of Mauritius ("Teamasia Mauritius").

     (b) The address of the principal office of Teamasia Mauritius is c/o International Financial Services Ltd., 3rd Floor, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

     (c)  Teamasia Mauritius is an investment holding company.

     (d) During the last five years, Teamasia Mauritius has not been convicted in any criminal proceeding.

     (e) During the last five years, Teamasia Mauritius has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. (a) Teamasia Semiconductors (India) Ltd. is a company organized under the laws of India ("TSIL"). TSIL owns 100% of the outstanding capital stock of Teamasia Mauritius.

     (b) The address of the principal office of TSIL is 3-4-526/15, Lingampalli, Hyderabad, 500 027, INDIA.

     (c)  TSIL is an investment holding company.

     (d) During the last five years, TSIL has not been convicted in any criminal proceeding.

     (e) During the last five years, TSIL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. (a) Semiconductors Ltd. is a company organized under the laws of Mauritius ("Semiconductors"). Semiconductors owns 39% of the outstanding capital stock of TSIL.

     (b) The address of the principal office of Semiconductors is 3rd Floor, Cerne House, La Chaussee, Port Louis, Mauritius.

     (c)  Semiconductors is an investment holding company.

     (d) During the last five years, Semiconductors has not been convicted in any criminal proceeding.

     (e) During the last five years, Semiconductors has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4. (a) The HSBC Private Equity Fund 2 Limited is a company organized under the laws of the Cayman Islands ("HPEF2"). HPEF2 owns 100% of the outstanding capital stock of Semiconductors.

     (b) The address of the principal office of HPEF2 is HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, B.W.I.

     (c) The principal business of HPEF2 is investing in companies located in the Asia Pacific region.

     (d) During the last five years, HPEF2 has not been convicted in any criminal proceeding.

     (e) During the last five years, HPEF2 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5. (a) The HSBC Private Equity India Fund Limited is a company organized under the laws of Mauritius ("HPEIF"). HPEIF owns 21% of the outstanding capital stock of TSIL. HSBC Private Equity Management (Mauritius) Limited ("HPEM") is the Investment Manager of HPEIF and it is vested with authority to execute all contracts which may be necessary to manage HPEIF assets in its portfolio companies.

     (b) The address of the principal office of HPEIF is 10, Frere Felix de Valois Street, Port Louis, Mauritius.

     (c)  The principal business of HPEIF is investing in companies in South
          Asia.

     (d) During the last five years, HPEIF has not been convicted in any criminal proceeding.

     (e) During the last five years, HPEIF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Schedule A attached hereto, which Schedule A is incorporated herein by reference.

During the last five years, to the knowledge of the Reporting Persons, no person named on Schedule A with respect to that particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by appending the following information to Item 4:

     On March 6, 2001, Teamasia Semiconductors PTE Ltd., a Singapore corporation, transferred all of its shares of Common Stock of IMP to Teamasia Mauritius. As of that date, Teamasia Semiconductors PTE Ltd. ceased to have beneficial ownership of any shares of Common Stock of IMP.

     As previously disclosed by IMP, on May 10, 2001, IMP entered into a Memorandum of Understanding Relating to Amendment of Convertible Debentures and Support of Investment Transactions (the "Amendment Memorandum") with Teamasia Mauritius and TSIL. Pursuant to the Amendment Memorandum, the terms of the $1.2 million convertible debenture (a copy of which is attached hereto as Exhibit 6 and incorporated in its entirety by reference herein) and the $2.3 million convertible debenture (a copy of which is attached hereto as Exhibit 7 and incorporated in its entirety by reference herein) held by TSIL (the "Convertible Debentures") which otherwise would have become due and payable in May 2001 and June 2001 were amended as follows: (1) the maturity date was extended for one year; (2) interest accrues at the prime rate and is payable on the maturity date; and (3) the conversion rate was reduced from $1.75 to $0.69, which was the closing price of IMP's Common Stock on May 10, 2001 (as a result of the completion of a 1-for-5 reverse split of the Common Stock that was announced on October 2, 2001 as described below, the agreed conversion rate became adjusted from $0.69 to

$3.45). In addition, pursuant to the Amendment Memorandum, the Company agreed to issue to TSIL a warrant to purchase 1,599,000 million shares of common stock at an exercise price of $0.22 per share (as a result of the subsequent 1-for-5 reverse split of the Common Stock, the agreed warrant became adjusted to a warrant to purchase 319,800 shares at an exercise price of $1.10). Pursuant to the Amendment Memorandum, TSIL agreed to vote all of its shares of IMP in favor of the transactions contemplated by the Investment Memorandum (as defined below). Pursuant to the Amendment Memorandum, TSIL will continue to be entitled to nominate one director for election to IMP's Board of Directors for so long as it continues to own at least five percent of the IMP's outstanding stock. A copy of the Amendment Memorandum is attached hereto as Exhibit 8 and incorporated by reference herein. The foregoing description of certain terms of the Amendment Memorandum is not complete and is qualified in its entirety by reference to the full text of the Amendment Memorandum.

     Also on May 10, 2001, as previously disclosed by IMP, IMP entered into a Memorandum of Understanding Relating to Common Stock Issuance and Related Transactions (the "Investment Memorandum"). Pursuant to the Investment Memorandum, IMP agreed to issue to a management-led investor group (the "New Investor") an aggregate of 27.4 million shares of common stock for a purchase price of $6.0 million, or $0.22 per share (subsequently adjusted for the 1-for-5 reverse split of the Common Stock). Members of the investor group include Subba Rao Pinamaneni, IMP's Chairman of the Board, Sugriva Reddy, the Company's Chief Executive Officer, John Chu, IMP's Vice President and General Manager--Standard Products, Moiz Khambaty, IMP's Vice President--Technology, Tarsaim Batra--IMP's Chief Operating Office and Vice President--Manufacturing, K.Y. Mok and Sam Lee. The foregoing description of certain terms of the Investment Memorandum is not complete and is qualified in its entirety by reference to the full text of the Investment Memorandum filed as Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on May 15, 2001.

     Pursuant to the Investment Memorandum, Mr. Pinamaneni represented that although he is a director and minority stockholder of Teamasia, in making the proposal pursuant to the Investment Memorandum, Mr. Pinamaneni was acting on behalf of himself and not acting directly or indirectly for Teamasia. Mr. Pinamaneni and Mr. Mok are directors of Teamasia Mauritius, and Mr. Pinamaneni is also a director of TSIL. The Reporting Persons disclaim any beneficial ownership of any shares of Common Stock of IMP to be obtained by the New Investor, including any interest of Mr. Pinamaneni and Mr. Mok therein, pursuant to the Investment Memorandum.

     On June 21, 2001, the Board of Directors of IMP approved, subject to stockholder approval, a Stock Purchase Agreement (the "Stock Purchase Agreement") to be entered into by and between IMP and the New Investor. On July 3, 2001, Teamasia Mauritius executed a written consent approving the Stock Purchase Agreement.

     On September 28, 2001, IMP entered into the Stock Purchase Agreement with Subba Mok LLC, a Delaware limited liability company whose members include Subba Rao Pinameni, K.Y. Mok, Dilip Kumor V. Lakhi, John Chu, Sugriva Reddy, Tarsaim Batra, Moiz Khambaty and Sam Lee ("Subba Mok LLC") and Manohar Malwa, Au Wah and Lee Shiu Hon (together with Subba Mok LLC, the "Purchasers").

     On October 2, 2001, IMP announced that it had completed a 1-for-5 reverse split of its Common Stock.

     On November 21, 2001, Marcus P.S. Thompson, a director of TSIL, resigned from the Board of Directors of IMP.

     As of November 30, 2001, IMP completed the issuance of 5,482,284 shares of Common Stock pursuant to the Stock Purchase Agreement and the closing of the transactions contemplated by the Amendment Memorandum and the Investment Memorandum.

     Also as of November 30, 2001, TSIL and IMP entered into the Amended and Restated Convertible Debenture due June 28, 2002 (the "Amended Convertible Debenture") pursuant to which the Convertible Debentures were amended as described above. A copy of the Amended and Restated Convertible Debenture is incorporated by reference herein as Exhibit 9.

     Also as of November 30, 2001, IMP issued to TSIL a warrant to purchase 319,800 shares of Common Stock at an exercise price of $1.10 (the "Warrant Agreement"), as described above. A copy of the Warrant Agreement is incorporated by reference herein as Exhibit 10.

     In June, 2002, the maturity date for the Convertible Debentures was extended to August 15, 2002. As previously disclosed by IMP, IMP has been in negotiations with TSIL to extend the maturity date for the Convertible Debentures for a further period or to convert the amount due under the Convertible Debentures into equity, but no assurances can be given that any agreement will be reached. TSIL reserves all of its rights under the Convertible Debentures and may take such action as it deems appropriate to enforce such rights.

     Teamasia Mauritius, TSIL, Semiconductors, HPEF2 and HPEIF each, for itself and without regard to the other Reporting Persons, intends to review its investment in IMP from time to time and, depending upon, among other things, the price and availability of the Common Stock, subsequent developments affecting IMP, IMP's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in IMP. Each Reporting Person may also be pursuing other possible investments in the semiconductor industry in the United States and elsewhere. Each Reporting Person intends to explore opportunities for IMP and each Reporting Person to work together on transactions involving assets and/or business operations that each Reporting Person owns presently or may develop or acquire in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry. Each Reporting Person may investigate such transactions and opportunities, if any, from time to time and, as it deems appropriate in its discretion, propose such transactions and/or opportunities to IMP.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Teamasia Mauritius currently owns 1,092,882 shares of Common Stock (approximately 15.6% of the total number of outstanding shares of Common Stock). TSIL currently has the right to acquire 1,334,293 shares of Common Stock upon conversion of the convertible debentures, as amended, and exercise of the warrant described above, which shares it may be deemed to beneficially own.

     (b) Teamasia Mauritius has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. TSIL has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. TSIL, as the sole stockholder of Teamasia Mauritius, may be deemed to beneficially own the shares of Common Stock beneficially owned by Teamasia Mauritius, but disclaims any such ownership (except to the extent of its pecuniary interest therein), and the filing of this statement shall not be construed as an admission that TSIL is the beneficial owner of such securities. Each of Semiconductors, HPEF2 and HPEIF, as a direct or indirect stockholder of TSIL, may be deemed to beneficially own the shares of Common Stock beneficially owned by Teamasia Mauritius and TSIL, but disclaims any such ownership (except to the extent of its pecuniary interest therein), and the filing of this statement shall not be construed as an admission that any of Semiconductors, HPEF2 or HPEIF is the beneficial owner of such securities.

     (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

     (d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by appending the following information to Item 6:

     The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits to the Statement and incorporated herein by reference.

First Convertible Debenture

     As previously disclosed by IMP, on November 28, 2000, IMP issued to TSIL a Convertible Debenture due May 28, 2001 (the "First Convertible Debenture"). Pursuant to the provisions of the First Convertible Debenture, TSIL loaned $1,200,000 to IMP at no interest for a period of six months (pursuant to the Amendment Memorandum, the maturity date for the First Convertible Debenture was extended as described below). At TSIL's election, IMP shall repay the First Convertible Debenture through the issuance to TSIL or its assignee of 685,714 shares of Common Stock (which, after giving effect to the 1-for-5 reverse split of the Common Stock, was changed to 347,826 shares of Common Stock upon the closing of the transactions described in the Amendment Memorandum). TSIL may be deemed to beneficially own these shares of Common Stock. The foregoing description of the First Convertible Debenture is not complete and is qualified in its entirety by reference to the full text of the First Convertible Debenture.

Second Convertible Debenture

     As previously disclosed by IMP, on December 18, 2000, IMP issued to TSIL a Convertible Debenture due June 18, 2001 (the "Second Convertible Debenture"). Pursuant to the provisions of the Second Convertible Debenture, TSIL loaned $2,300,000 to IMP at no interest for a period of six months (pursuant to the Amendment Memorandum, the maturity date for the Second Convertible Debenture was extended as described below). At TSIL's election, IMP shall repay the Second Convertible Debenture through the issuance to TSIL or its assignee of 1,314,286 shares of Common Stock (which, after giving effect to the 1-for-5 reverse split of the Common Stock, was changed to 666,667 shares of Common Stock upon the closing of the transactions described in the Amendment Memorandum). TSIL may be deemed to beneficially own these shares of Common Stock. The foregoing description of the Second Convertible Debenture is not complete and is qualified in its entirety by reference to the full text of the Second Convertible Debenture.

Amendment Memorandum

     As previously disclosed by IMP, on May 10, 2001, IMP entered into the Amendment Memorandum with Teamasia Mauritius and TSIL. Pursuant to the Amendment Memorandum, the terms of the First and Second Convertible Debentures which otherwise would have become due and payable in May 2001 and June 2001 were amended as follows: (1) the maturity date was extended for one year; (2) interest accrues at the prime rate and is payable on the maturity date; and (3) the conversion rate was reduced from $1.75 to $0.69 (adjusted to $3.45 after the 1-for-5 reverse split of the Common Stock). In addition, pursuant to the Amendment Memorandum IMP agreed to issue to TSIL a warrant to purchase approximately 1.6 million shares of common stock of IMP at an exercise price of $0.22 per share (after the 1-for-5 reverse split of the Common Stock, adjusted to a warrant to purchase 319,800 shares at $1.10 per share). Pursuant to the Amendment Memorandum, TSIL agreed to vote all of its shares of IMP in favor of the transactions contemplated by the Investment Memorandum. Pursuant to the Amendment Memorandum, TSIL will continue to be entitled to nominate one director for election to IMP's Board of Directors for so long as it continues to own at least five percent of IMP's outstanding stock. The foregoing description of certain terms of the Amendment Memorandum is not complete and is qualified in its entirety by reference to the full text of the Amendment Memorandum.

Investment Memorandum

     As previously disclosed by IMP, on May 10, 2001, IMP entered into the Investment Memorandum. Pursuant to the Investment Memorandum, IMP agreed to issue to a management-led investor group (the "New Investor") an aggregate of
27.4 million shares of common stock of IMP for a purchase price of $6.0 million, or $0.22 per share (subsequently adjusted for the 1-for-5 reverse split of the Common Stock). Among the members of the investor group are Mr. Pinamanei and Mr. Mok. TSIL, as IMP's then majority stockholder agreed to approve the new financing. The foregoing description of the Investment Memorandum is not complete and is qualified in its entirety by reference to the full text of the Investment Memorandum filed as Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on May 15, 2001.

Amended Convertible Debenture

     As of November 30, 2001, TSIL and IMP entered into the Amended Convertible Debenture. The foregoing description of certain terms of the Amended Convertible Debenture is not complete and is qualified in its entirety by reference to the full text of the Amended Convertible Debenture.

     In June, 2002, the maturity date for the Convertible Debentures was extended to August 15, 2002.

Warrant Agreement

     On November 30, 2001, IMP issued to TSIL, a warrant to purchase 319,800 shares of Common Stock at an exercise price of $1.10 per share. The foregoing description of certain terms of the Warrant Agreement is not complete and is qualified in its entirety by reference to the full text of the Warrant Agreement.

Item 7. Material to be Filed as Exhibits

The following exhibits are added to Item 7:

Exhibit 6. Convertible Debenture due May 28, 2001 (Incorporated by reference to Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on December 6, 2000).

Exhibit 7. Convertible Debenture due June 18, 2001 (Incorporated by reference to Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on January 16, 2001).

Exhibit 8. Memorandum of Understanding Relating to Amendment of Convertible Debentures and Support of Investment Transaction, dated May 10, 2001 (Incorporated by reference to Exhibit 99.2 to IMP's report on Form 8-K filed with the Commission on May 15, 2001).

Exhibit 9.        Amended and Restated Convertible Debenture due June 28,
                  2002 (Incorporated by reference to Exhibit 99.2 to IMP's report on Form 8-K filed with the Commission on December 17,
                  2001).

Exhibit 10. Warrant issued to Teamasia Semiconductors (India) Ltd., dated November 30, 2001 (Incorporated by reference to Exhibit 99.3 to IMP's report on Form 8-K filed with the Commission on December 17, 2001).

Exhibit 11. Joint Filing Agreement, dated May 29, 2002, by and among Semiconductors, Ltd., Teamasia Mauritius, Teamasia Semiconductors (India) Ltd., The HSBC Private Equity Fund 2 Limited and The HSBC Private Equity India Fund Limited.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2002         TEAMASIA MAURITIUS


                                    By:/s/ C. Vivek
                                       -------------------------
                                    Name:  C. Vivek
                                    Title: Director


                                    TEAMASIA SEMICONDUCTORS (INDIA) LTD.


                                    By:/s/ C. Vivek
                                       -------------------------
                                    Name:  C. Vivek
                                    Title: Alternate Director


                                    SEMICONDUCTORS LTD.


                                    By:/s/ Srinivas Chidambaram
                                       --------------------------
                                    Name:  Srinivas Chidambaram
                                    Title: Attorney In Fact


                                    THE HSBC PRIVATE EQUITY FUND 2 LIMITED


                                    By:/s/ Srinivas Chidambaram
                                       --------------------------
                                    Name:  Srinivas Chidambaram
                                    Title: Attorney In Fact


                                    THE HSBC PRIVATE EQUITY INDIA FUND LIMITED


                                     By:/s/ Srinivas Chidambaram
                                        --------------------------
                                     Name:  Srinivas Chidambaram
                                     Title: Director, HSBC Private Equity
                                     Management (Mauritius) Limited,
                                     Investment Manager of The HSBC
                                     Private Equity India Fund Limited

                                                                     Schedule A

                  Directors and Officers of Teamasia Mauritius

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
              Subba Rao Pinamaneni;                                      Chairman of IMP, Inc.;
United States; 2830 North First Street,                                         Director
           San Jose, California 95134
--------------------------------------------------- ------------------------------------------------------------------
                    K.Y. Mok;                                                   Director
    Singapore; 70 Butterfly Avenue, Singapore
--------------------------------------------------- ------------------------------------------------------------------
              Couldip Basanta Lala;
 Mauritius; c/o International Financial Services
  Ltd., 3rd Floor, Les Cascades Building, Edith                                 Director
       Cavell Street, Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                 Kapil Dev Joory;
 Mauritius; c/o International Financial Services
  Ltd., 3rd Floor, Les Cascades Building, Edith                                 Director
       Cavell Street, Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                Vivek Challapalli;                                              Director
    India; IDA, Patancheru, Medak Dist. (A.P.)
--------------------------------------------------- ------------------------------------------------------------------

         Directors and Officers of Teamasia Semiconductors (India) Ltd.

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
              Subba Rao Pinamaneni;                                      Chairman of IMP, Inc.;
United States; 2830 North First Street,                                         Director
           San Jose, California 95134
--------------------------------------------------- ------------------------------------------------------------------
              Marcus P.S. Thompson;
 United Kingdom; HSBC Private Equity (Asia) Ltd.,                               Director
   Level 17, 1 Queen's Road Central, Hong Kong
--------------------------------------------------- ------------------------------------------------------------------
                Laetitia K. W. Yu;
  Canada; HSBC Private Equity (Asia) Ltd., Level                                Director
      17, 1 Queen's Road Central, Hong Kong
--------------------------------------------------- ------------------------------------------------------------------
              Srinivas Chidambaram;                                             Director
India; HSBC Private Equity (Asia) Ltd., Level 17,
        1 Queen's Road Central, Hong Kong
--------------------------------------------------- ------------------------------------------------------------------

                  Directors and Officers of Semiconductors Ltd.

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
                Robert Konfortion;                                              Director
Mauritius; Bernardin de St. Pierre Avenue, Quatre
                Bornes, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
               Chandra K. Gujadhur;                                             Director
   Mauritius; Morcellement, G.I.D.C., Floreal,
                    Mauritius
--------------------------------------------------- ------------------------------------------------------------------

        Directors and Officers of The HSBC Private Equity Fund 2 Limited

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
                  Thomas Clark;                                                 Director
                 United Kingdom;
  HSBC Financial Services (Cayman) Limited,
                4th Floor HSBC House,
                 P.O. Box 1109GT,
           Grand Cayman, Cayman Islands
--------------------------------------------------- ------------------------------------------------------------------
                  Kareen Walter;                                                Director
  British Dependent Territories Citizen, Cayman
                     Islands;
  HSBC Financial Services (Cayman) Limited,
                4th Floor HSBC House,
                 P.O. Box 1109GT,
           Grand Cayman, Cayman Islands
--------------------------------------------------- ------------------------------------------------------------------
                 Ava V. Marzouca;
  British Dependent Territories Citizen, Cayman
                     Islands;
  HSBC Financial Services (Cayman) Limited,                                     Director
                4th Floor HSBC House,
                 P.O. Box 1109GT,
           Grand Cayman, Cayman Islands
--------------------------------------------------- ------------------------------------------------------------------
                 Linda Haddleton                                                Director
                     Ireland;
  HSBC Financial Services (Cayman) Limited,
                4th Floor HSBC House,
                 P.O. Box 1109GT,
           Grand Cayman, Cayman Islands
--------------------------------------------------- ------------------------------------------------------------------


                             Directors and Officers of HSBC Private Equity Management (Mauritius) Limited

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
                  Bharat Khosla                                                 Director
                      India;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                  Bruno Lalanne                                                 Director
                    Mauritius;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                Chris M. Masterson
                 United Kingdom;
        10, Frere Felix de Valois Street,                                       Director
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                 Geoge A. Raffini
                  United States;
        10, Frere Felix de Valois Street,                                       Director
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
               Srinivas Chidambaram                                             Director
                      India;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------


                                 Directors and Officers of The HSBC Private Equity India Fund Limited

--------------------------------------------------- ------------------------------------------------------------------
  Name, Citizenship and Current Business Address        Present Principal Occupation or Employment; Position with
                                                                            Reporting Person
--------------------------------------------------- ------------------------------------------------------------------
                  Bharat Khosla                                                 Director
                      India;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
                  Bruno Lalanne                                                 Director
                    Mauritius;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
               Chris M. Masterson;
                 United Kingdom;
        10, Frere Felix de Valois Street,                                       Director
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------
               Srinivas Chidambaram;                                            Director
                      India;
        10, Frere Felix de Valois Street,
              Port Louis, Mauritius
--------------------------------------------------- ------------------------------------------------------------------

                                  EXHIBIT INDEX

The following exhibits are added to Item 7:

Exhibit 6. Convertible Debenture due May 28, 2001 (Incorporated by reference to Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on December 6, 2000).

Exhibit 7. Convertible Debenture due June 18, 2001 (Incorporated by reference to Exhibit 99.1 to IMP's report on Form 8-K filed with the Commission on January 16, 2001).

Exhibit 8. Memorandum of Understanding Relating to Amendment of Convertible Debentures and Support of Investment Transaction, dated May 10, 2001 (Incorporated by reference to Exhibit 99.2 to IMP's report on Form 8-K filed with the Commission on May 15, 2001).

Exhibit 9.        Amended and Restated Convertible Debenture due June 28,
                  2002 (Incorporated by reference to Exhibit 99.2 to IMP's report on Form 8-K filed with the Commission on December 17,
                  2001).

Exhibit 10. Warrant issued to Teamasia Semiconductors (India) Ltd., dated November 30, 2001 (Incorporated by reference to Exhibit 99.3 to IMP's report on Form 8-K filed with the Commission on December 17, 2001).

Exhibit 11. Joint Filing Agreement, dated May 29, 2002, by and among Semiconductors, Ltd., Teamasia Mauritius, Teamasia Semiconductors (India) Ltd., The HSBC Private Equity Fund 2 Limited and The HSBC Private Equity India Fund Limited.